UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934

For the month of December 2025
Commission File Number: 001-42186

Harrison Global Holdings Inc.
(f/k/a Bloomz Inc.)
Cricket Square, Hutchins Drive, P.O. Box 2681
Grand Cayman, KY1-1111, Cayman Islands

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

ENTRY INTO MATERIAL DEFINITIVE AGREEMENT
Bitcoin Purchase Agreement

On November 19, 2025, the Company entered into a definitive Bitcoin Purchase Agreement (the Agreement) with Wine Lion Capital, LLC, a Nevada limited liability company, pursuant to which the Investor agreed to purchase up to 500 BTC (equivalent to approximately US$55 million) of Ordinary Shares of the Company (the Purchase Notice Shares), at prices to be determined via the mechanism provided in the Agreement.

The Agreement establishes a structured facility allowing the Company, at its discretion, to issue Purchase Notices to the Investor from time to time, subject to the satisfaction of closing conditions and limitations described in the Agreement, including:

Key Terms

Investment Amount: Up to US$55,000,000 equivalent in BTC.

Purchase Notice Mechanism: The Company may issue Purchase Notices during the permitted period (PEA Period).

BTC Delivery: Investor shall deliver BTC to the Company within the two-hour
 BTC pricing window for each closing.

Beneficial Ownership Limitation: Investor ownership capped at 9.99% of outstanding Ordinary Shares.

Rapid Purchase Notices: Company may deliver rapid notices based on real-time VWAP-based formulas.

DWAC Eligibility: All shares issued must be DTC/DWAC eligible.

No Short Sales: Investor prohibited from short selling or hedging the Company securities.

Use of Proceeds: General corporate and working capital purposes.

Company Obligations

File and maintain effectiveness of a Registration Statement covering resale of Purchase Notice Shares.

File a Current Report on Form 6-K with the SEC (this report).

Comply with listing requirements for the Company Ordinary Shares on Nasdaq (or other Principal Market).

Deliver shares to the Investor via DWAC at each closing.

Investor Representations

Accredited investor under Rule 501(a).

Will comply with all federal securities laws.

No general solicitation.

No affiliation with the Company.

Term and Termination

The Agreement remains in effect until the earlier of:

All Purchase Notice Shares have been issued;

The total Investment Amount is exhausted; or

Termination as permitted under the Agreement.

This Report on Form 6-K contains forward-looking statements that involve risks and uncertainties. Actual results may differ materially from those described due to changes in market conditions or other factors affecting the Company.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Harrison Global Holdings Inc.

By: /s/ Ryoshin Nakade
Name: Ryoshin Nakade
Title: Co-Chairman and Co-CEO
Date: Dec 9, 2025